Exhibit 99.1

Eco Wave Power Global AB (publ) Announces Pricing of $8 Million Public Offering and Nasdaq Listing

Stockholm, July 1, 2021 – Eco Wave Power Global AB (publ) (“EWPG” or the “Company”) today announced the pricing of an underwritten public offering of 1,000,000 American Depository Shares (the “ADSs”), representing 8,000,000 shares of EWPG’s common stock (“common shares”) at a price to the public of $8.00 per ADS. The gross proceeds to the Company from this offering are expected to be $8 million (equivalent to approximately SEK 68,080,000 Million based on the June 30, 2021 exchange ratio of USD 1 = SEK 8.51), before deducting underwriting discounts, commissions and other offering expenses, and excluding the exercise of the over-allotment option, if any. EWPG has granted the underwriter a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions. All of the ADSs are being offered by the Company. The Company has received approval to list its ADSs on the Nasdaq Capital Market under the symbol “WAVE” and is expected to begin trading on July 1, 2021. The offering is expected to close July 6, 2021, subject to satisfaction of customary closing conditions as well as certain corporate registration formalities required under the Swedish Companies Act.

A.G.P./Alliance Global Partners is acting as sole book-running manager for the offering.

The U.S. Securities and Exchange Commission (the “SEC”) declared effective a registration statement on Form F-1 relating to these securities on June 30, 2021. A final prospectus relating to this offering will be filed with the SEC. The offering is being made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained, when available, by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by email at syndicate@allianceg.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at https://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EWPG’s common shares are currently listed on Nasdaq First North Growth Market (“Nasdaq First North”) under the symbol “ECOWVE”. The filing of the prospectus in the United States with the SEC has no direct implications for EWPG’s listing on Nasdaq First North in Sweden.

In connection with the offer or sale of securities referred to herein, the book-running manager may over-allot securities/conduct stabilization or effect transactions on the Nasdaq Capital Market with a view to support the market price of the securities at a level higher than that which might otherwise prevail. Any stabilization action or over-allotment will be conducted by the book-running manager in accordance with all applicable laws and rules.

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About Eco Wave Power Global AB (publ)

Eco Wave Power Global (“EWPG”) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. EWPG’s mission is to assist in the fight against climate change by enabling commercial power production from ocean and sea waves.

EWPG is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. EWPG’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The Company has also received the “Climate Action Award” from the United Nations.

EWPG’s common shares (ECOWVE) are traded on Nasdaq First North.

FNCA is the Company’s Certified Advisor (+46 8-528 00 399, info@fnca.se).

Read more about Eco Wave Power at: www.ecowavepower.com.

Information on, or accessible through, the website mentioned above does not form part of this press release.

Important Information

No announcements or information regarding the initial public offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been, or will be taken for the offering of shares or ADSs in any jurisdiction where such steps would be required. The issue or sale of shares or ADSs, and the subscription for or purchase of shares or ADSs are subject to special legal or statutory restrictions in certain jurisdictions. EWPG is not liable if these restrictions are not complied with by any other person.

This announcement is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. EWPG has not authorized any offer to the public of shares or rights in any member state of the EEA and no prospectus has been or will be prepared in connection therewith. In any EEA member state, this communication is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Regulation.

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Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, EWPG is using forward-looking statements when it discusses the expected timing of the closing of the offering, the possible offering of additional ADSs, and the intended use of proceeds. These forward-looking statements and their implications are based on the current expectations of the management of EWPG only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The offering may not occur, may be delayed or may be completed with different terms than are currently contemplated. Except as otherwise required by law, EWPG undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting EWPG is contained under the heading “Risk Factors” in EWPG’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

Aharon Yehuda, CFO
Aharon@ecowavepower.com

The information in the press release is information that EWPG is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person above, on July 1, 2021, at 3.00 pm (CEST).

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